Exhibit 4.1

Systems Xcellence Inc.

INTERIM
FINANCIAL
INFORMATION
First Quarter Fiscal Year 2006

For the three months ended
March 31, 2006
(UNAUDITED)

To Our Shareholders

Dear Shareholder:

        We are extremely pleased with our start to 2006 and reported record quarterly revenue, EBITDA and net income in Q1. Financial results exceeded our expectations due primarily to increased transaction processing revenue generated from both the Medicare Part D program and new customers that began processing on January 1, 2006. To a lesser extent, significant professional service and software license revenue from clients that are participating in the Part D program also contributed to this growth.

Financial highlights for Q1 included:

  •
  Revenue increased 83% to $19.3 million from $10.6 million in Q1 fiscal 2005

  •
  Transaction processing revenue, which is the primary driver of recurring revenue, increased 77% to $8.8 million from $5.0 million

  •
  Revenue from recurring sources increased 52% to $12.4 million from $8.2 million

  •
  Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 343% to $5.8 million or 30% of revenue from $1.3 million, or 12% of revenue

  •
  Net income was $0.08 per share, compared to $0.00 per share last year

  •
  Positive cash from operations of $1.8 million compared to $0.7 million last year

        Of particular note: recurring revenue was 64% of total revenue and from a diversification perspective, 74% of revenue was generated from our payer group and 26% coming from our provider group.

        Due to our strong start to the year, we have revised our financial target for the year upward to the following: consolidated revenue of $70-73 million, EBITDA of $17.5-19 million and earnings per share (fully-diluted) of $0.16-0.18.

        Payer revenue surged in the quarter due primarily to revenue related to Medicare Part D Program as well as new InformedRx and ASP processing customers that launched on January 1, 2006. At the beginning of February we announced that via 11 of our ASP customers, we were processing Part D transactions for 1.3 million individuals. Today this number stands at 1.6 million with the potential to climb even higher by year-end. Initially our forecasts were set at a target of 30 million Part D transactions to be processed in 2006, but as a result of Q1 activity, we are increasing this target to 55 million.

        In fact, overall transaction volume in Q1 was 65 million, up 71% from Q4 of fiscal 2005 and 95% from Q1 of fiscal 2005. This strong start has led us to revise our forecast for transaction volume upward from 230 million to 275 million for the year. A good portion of this increase is due to Part D volume exceeding expectations so far in 2006; however, this upward revision also reflects strength in our core transaction processing business with a host of other InformedRx customers. As reflected by these numbers, Part D activity year-to-date has been intense and our ability to manage this escalating level of business is a true testament to the commitment of our staff to meet our high standards for providing superior customer service.

        Also in our payer market, we added four new InformedRx customers bringing our total to 19. In January we achieved a significant milestone within this group as we went live with the University of Michigan. This was important as it represented our first activation with a "self-insured employer group". With its transparent pricing model and ability to provide full-service pharmacy benefits management services, we believe that InformedRx is ideally suited for this marketplace.

        Another ongoing initiative in the payer market is our work in the public sector. In January we went live in Vermont where we are providing sub-contracted IT and prescription drug claims adjudication support to Vermont's Medicaid members. Our work with the State of Washington is progressing well and we are targeting to "go-live" with them on a transaction processing basis in mid-2007. Other State proposals are expected to emerge over the next 12 - 18 months and we look to be actively involved in the bid process for several of them. In Canada, we continue our work in partnership with Emergis related to the Drug Information System in Newfoundland, and we look to partner on similar projects in other provinces as they materialize.

        On the provider side of our business, we are investing in product upgrades and are enhancing our delivery capability by adding personnel to the team. During the quarter we added 36 new pharmacies to our customer base and we continue to add new chains and independents to our prospect pipeline. We believe our provider group has a strong future as the market remains fragmented with no real dominating participant.

        At a corporate level, we made several major announcements during the quarter. From an investor perspective we continue to proactively take our message to investors on both sides of the border and in February we presented to a predominantly institutional investor audience at the UBS Global Healthcare Services Conference in New York. We will continue to leverage our growing awareness both in Canada and the US to earn speaking engagements at other investor-oriented events.

        At the Board level, in February, we announced that Mark Thierer joined our Board of Directors. Mark is currently President of Physicians Interactive, a division of Allscripts, Inc., a NASDAQ listed company that provides of Electronic Health Records, ePrescribing, and information solutions for physicians. We expect that Mark will play a key roll in shaping the strategy for our InformedRx® benefits management services and pharmacy systems offerings.

        Within the executive ranks, Jeff Park, was named CFO in March. A Chartered Accountant by training, Jeff was most recently Senior Vice President of Covington Capital Corporation, a private equity venture capital firm with assets of more than $600 million under management. Jeff was a member of the board of directors of a number of public and private Covington-backed companies, including SXC, where he was chairman of the audit committee. Jeff has an in-depth understanding of our firm, our goals and our strategic objectives, and we look to tap his expertise in the area of mergers and acquisitions, as we pursue opportunities to accelerate our growth.

        This is a very exciting time for SXC. As evidenced by our financial results and our pipeline of opportunities, there is considerable opportunity for us to leverage our expertise in prescribing, dispensing and managing prescription drug benefits to help organizations in both the public and private sector provide more effective drug therapies while controlling the associated costs.

        In effect, the business landscape for managing prescription drug plans began a fundamental shift several years ago as drug costs became the fastest growing part of healthcare. It is in this environment that SXC has emerged with a unique suite of healthcare IT solutions that address the core issues — rising drug costs and lack of transparency in outsourced drug benefit plans — confronting organizations that provide drug benefits. Based on our reputation, longevity and unique transparent pricing model, our pipeline of opportunities has never been stronger — we're now in an enviable position where prospects are coming direct to us and we can rely less on missionary tactics to build our sales pipeline.

        In summary, we look to drive our growth by expanding our InformedRx full-service PBM offerings in the commercial sector, pursuing long-term and multi-million dollar public sector PBM deals, capturing enterprise pharmacy management business with larger pharmacy chains and seeking strategic acquisitions. We will pursue these initiatives with the over-arching objectives of increasing our base of recurring revenues and expanding operating our margins.

Sincerely,

[sig]

Gordon S. Glenn
President and CEO

Management's Discussion & Analysis

Overview

        Systems Xcellence Inc. (or "the Company") is a leading provider of healthcare information technology solutions to the pharmaceutical supply chain in the United States. The Company's product offerings include a wide range of application service provider ("ASP") solutions, standardized and customized software applications, and professional services to payers and providers of healthcare services. Payers of healthcare services include managed care organizations, health insurance companies, and intermediaries such as pharmacy benefit management organizations ("PBM"). Providers of healthcare services include primarily independent and regional retail and mail-order pharmacy chains. The Company believes that its products and services empower these organizations to more effectively manage their costs and improve the efficiency of their operations. All figures are in U.S. dollars unless otherwise stated.

Risk Factors

        The Company operates in a dynamic, rapidly changing environment that involves risks and uncertainties. Readers are urged to carefully consider the risks and uncertainties that are detailed in our Annual Information Form filed on March 31, 2006 with Canadian securities regulatory authorities. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the risks as described in our filings occur, our business, financial condition, liquidity or results of operations could be materially harmed.

        This report contains forward-looking statements. Any statements contained herein that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements are not guarantees as to the Company's future results since there are inherent difficulties in predicting future results. Accordingly, actual results could differ from those expressed or implied in the forward-looking statements.

Results of Operations

        The discussion and analysis that follows relates to the results of operations of the Company and should be read in conjunction with the consolidated financial statements and notes for the three-month period ended March 31, 2006 ("first quarter of fiscal 2006"), the three-month period ended March 31, 2005 ("first quarter of fiscal 2005"), and the Company's annual financial statements for the year ended December 31, 2005, which are all available on www.sedar.com. The MD&A is as of April 21, 2006.

For the Three-Month Period Ended March 31, 2006 Compared to the Three-Month Period Ended March 31, 2005

        Highlights for the three-month period ended March 31, 2006 included:

  •
  83% increase in total revenue, from $10.6 million to $19.3 million

  •
  52% increase in revenue from recurring sources, from $8.2 million to $12.4 million

  •
  77% increase in transaction processing revenue, from $5.0 million to $8.8 million

  •
  Increase of net income from $15,606 or $0.00 per share, to $5.6 million or $0.08 per share

Revenue

        Consolidated revenue increased $8.8 million or 82.9% to $19.3 million in the first quarter of fiscal 2006 from $10.6 million in the first quarter of fiscal 2005. Revenue increased between the periods primarily because transaction processing revenue (consisting of claims adjudication, benefits processing, and switching revenue) increased $3.8 million or 76.8%, professional services revenue increased by $3.1 million or 242.1%, systems sales revenue (consisting of hardware and software license revenue) increased by $1.5 million or 131.7% while maintenance revenue (consisting of hardware and software maintenance and certain pharmacy services) increased by $0.4 million or 12.8%.

        The increase in transaction processing revenue was primarily a result of the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company's outsourced transaction processing offering, as well as the organic growth of existing payer customers. The increase in professional services was primarily the result of consulting and implementation services performed in regards to the Medicare Part D program for existing customers as well as some larger, long-term consulting projects for existing customers. System sales revenue is primarily the result of work performed for customers under the Medicare Part D program. The increase in maintenance was primarily a result of new system sales compared to the prior period.

        On a percentage basis, recurring revenue accounted for 64% and 78% of consolidated revenue in the first quarters of fiscal 2006 and 2005, respectively. Recurring revenue consists of transaction processing and maintenance revenue. The decrease on a percentage basis was primarily a result of the significant percentage increase in non-recurring revenues.

Gross Profit

        Gross profit was 60.7% for the first quarter of fiscal 2006 compared to 57.3% for the first quarter of fiscal 2005. This increase in gross profit margin was primarily a result of the increase in the sale of higher margin transaction processing services and an increase in the sale of high margin software licenses during the period.

Product Development Costs

        Product development costs for the first quarter of fiscal 2006 were $2.1 million, representing 10.9% of revenue. Product development costs for the first quarter of fiscal 2005 were $2.2 million, or 20.4% of revenue. The decrease in product development costs is the result of increased utilization of the Company's employees for professional services projects.

Selling, General and Administrative Costs

        Selling, general and administrative costs ("SG&A") for the first quarter of fiscal 2006 were $3.9 million or 20.0% of revenue compared to $2.6 million, or 24.4% of revenue for the prior comparable period. The selling, general and administrative costs decreased as a percentage-of-revenue primarily as a result of the continued focus on cost control and improving operational efficiencies. The $1.3 million increase in costs relates to increased consulting, infrastructural and recruiting expenses to support the Company's growth.

Amortization

        Amortization expense (consisting of depreciation and amortization expense) increased by $0.1 million, to $0.9 million in the first quarter of fiscal 2006 from $0.8 million in the first quarter of 2005. The increase in depreciation expense relates to an increase in the number of assets purchased in fiscal 2005 and in the first quarter of fiscal 2006.

Lease termination charge

        On March 24, 2006, the Company entered into a new operating lease agreement for new office space in Lisle, IL. The lease is effective February 1, 2007 with a term of 11 years. As part of the agreement, the Company received certain leasehold inducements including a cash inducement of $0.8 million, which will be recognized over the term of the lease against rent expense.

        The minimum payments under the lease agreement are as follows:

2007	$829,127
2008	934,653
2009	967,544
2010	1,000,435
2011	1,033,326
Thereafter	6,993,448

$11,758,533

        Coterminous with this new lease agreement, the Company gave notice to the lessor of the U.S. Headquarters, located in Lombard, IL, to terminate the lease effective March 31, 2007. The Company paid $0.8 million for this lease termination option which was expensed in the period.

Stock-based Compensation

        The Company has a stock-based compensation plan and accounts for all stock-based payments to employees and nonemployees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the grant date and recognized over the vesting period. Stock compensation expense increased from $0.1 million in the first quarter of fiscal 2005 to $0.5 million in the first quarter of fiscal 2006. This increase was due to the issuance of 1.8 million options in May 2005 and an additional 1.8 million options issued in March 2006, in connection with the Company's stock option incentive plan.

Interest Income and Expense

        Interest income increased $0.4 million to $0.5 million for the first quarter of fiscal 2006 from $0.1 million in the first quarter of fiscal 2005. This was due to increased cash balances available for investment from both operations and the Company's equity offering in the fourth quarter of calendar 2005. Interest expense remained constant at $0.4 million for the quarters ended March 31, 2006 and 2005.

Income Taxes

        During the first quarter of fiscal 2006, it was determined by management that the company will be able to utilize a taxable benefit from historical net operating losses ("NOL's") and tax-related timing, in accordance with CICA Handbook Section 3465, "Income Taxes". As a result, approximately $3.2 million of previously unrecognized future income tax assets ("FTA's") were recognized. At December 31, 2005, approximately $0.7 million of FTA's already existed on the Company's balance sheet.

        Future tax expense of $0.7 million and current tax expense of $0.7 million were recognized in the first quarter of fiscal 2006. The current tax expense related to U.S. pre-tax net income in excess of available U.S. NOL's.

Net income

        The Company reported net income of $5.6 million for the first quarter of fiscal 2005 compared to $15,606 in the first quarter of fiscal 2005. This increase in net income was primarily the result of an increase in revenue of $8.8 million, a decrease of income taxes of $1.9 million, and an increase in net interest income of $0.4 million offset by an increase in project costs of $3.1 million, an increase in operating expenses of $1.2 million, an increase in lease termination charges of $0.8 million, an increase in stock-based compensation of $0.3 million, and an increase in amortization of $0.1 million.

        The increase in revenue was primarily the result of additional revenue generated from growth in the Company's transaction processing revenue, and consulting, implementation and system sales related to Medicare Part D. The increase in project costs was primarily the result of additional costs taken on from Medicare Part D work. The increase in operating expenses is the result of the $1.3 million increase in SG&A relating to consulting, infrastructural and recruiting fees.

Outstanding Shares

        As at April 21, 2006, the Company had outstanding 67,883,331 common shares and 8,563,834 share-purchase options outstanding at a weighted average exercise price of CDN $1.70.

Liquidity and Capital Resources

        As at March 31, 2006, the Company had a working capital position of $41.2 million, with cash and cash-equivalents of $36.9 million, compared with $37.3 million of working capital and $36.0 million of cash and cash-equivalents at December 31, 2005. The $0.9 million increase in the Company's cash position was primarily the result of $1.8 million in cash generated from operations, $0.5 million of cash generated from financing activities, and $1.4 million in cash used for investment purposes.

        The Company generated cash from operations of $1.8 million, in the first quarter of fiscal 2006, which primarily consisted of $5.6 million of net income, offset by $0.9 million in amortization of capital and intangible assets, $0.5 million in stock-based compensation expense, a future tax asset decrease of $2.6 million and a $2.6 million decrease in non-cash working capital. This compares to $0.7 million of cash generated through operations in fiscal 2005, which primarily consisted of net income of $15,606, $0.8 million in amortization of capital assets, $0.1 million of stock-based compensation expense, and a $0.2 million decrease in non-cash working capital.

        The Company generated $0.5 million of cash resources for financing activities during the first quarter of fiscal 2006, which primarily consisted of the $0.8 million in leasehold inducements received offset by $0.3 million in payments in accordance with the MCG loan. This compares to $18.0 million of cash used for financing activities during the first quarter of fiscal 2005, which consisted of payments to former shareholders in relation to the HBS acquisition.

        The Company used $1.4 million of cash in investing activities during the first quarter of fiscal 2006, consisting primarily of capital purchases to support increased ASP activity related to Medicare Part D. During the first quarter of fiscal 2005, the Company used $0.2 million of cash in investing activities for capital purchases.

        The company believes that cash flow generated from operations will be sufficient to fund working capital requirements and anticipated capital expenditures in 2006.

Summary of Quarterly Results (unaudited)

        The following table provides summary quarterly results (unaudited) for the eight quarters prior to and including the quarter ended March 31, 2006:

	2006	2005				2004
(US in $000's, except Basic & diluted EPS)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$19,337	$16,611	$14,730	$12,209	$10,573	$8,526	$8,239	$8,515
Recurring revenue ($)	12,411	9,393	8,770	8,434	8,193	5,782	4,787	4,998
Recurring revenue (%)	64%	57%	60%	69%	78%	68%	58%	59%
Operating income ($)	3,624	3,783	2,379	1,323	400	877	1,102	720
Net income ($)	5,577	3,950	2,210	1,546	16	647	881	492
Basic & diluted EPS	$0.08	$0.06	$0.04	$0.03	$0.00	$0.01	$0.02	$0.01

For the Eight Quarters Ended December March 31, 2006

        Recurring revenue dollars has increased over the past eight quarters from $5.0 million to $12.4 million, as a result of increased transaction processing revenue from the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company's outsourced transaction processing offering, as well as the organic growth of existing payer customers.

        The recurring revenue percentage has fluctuated both up and down over the past eight quarters while the total revenue dollars has steadily increased from $8.5 million to $19.3 million. The recurring revenue percentage from the third and fourth quarters of fiscal 2005 were down compared to prior quarters primarily because both quarters had a larger mix of systems sales related to revenue from Medicare Part D modules being recognized during those two quarters. The recurring revenue percent increased in the first quarter of fiscal 2006, primarily due to a higher mix of transaction processing revenue compared with the remaining recognition of the Medicare Part D system sales.

        Operating income steadily increased from $0.4 million in the first quarter of fiscal 2005 to $3.8 million in the fourth quarter of fiscal 2005. Operating income declined slightly in the first quarter of fiscal 2006, primarily due to the recognition of a one-time lease breakage charge of $0.8 million. Without this one-time charge, the operating income amount for the first quarter of fiscal 2006 would have been $4.4 million, or an increase of $0.6 million compared to the fourth quarter of fiscal 2005.

        Net income has increased from $16 thousand in the first quarter of fiscal 2005 to $5.6 million in the first quarter of fiscal 2006. Net income was positively impacted by the set-up of future tax assets related to future taxable benefits that were determined by management to "more likely than not" be realizable in the future, offsetting taxable income $0.7 million and $2.5 million in Q4 of fiscal 2005 and fiscal 2006, respectively. Without these future tax assets being set-up, net income would have been $3.3 million and $3.0 million for Q4 of fiscal 2005 and Q1 of fiscal 2006, respectively. Net income for the first quarter of 2006 was negatively impacted by an increase in stock compensation expense from $0.3 million to $0.5 million between Q4 of fiscal 2005 and Q1 of 2006. This was primarily the result of 1.8 million new options being issued in March 2006.

Commitments and Contractual Obligations

        At March 31, 2006, contractual obligations of the Company are as follows. The long-term debt below contains principal payments only. Interest on the long-term debt fluctuates based on business performance.

	Total	Less than 1 Year	Years 1-3	Years 4-5	After Year 5
Long-Term Debt	$12,920,000	$1,700,000	$5,100,000	$6,120,000	—
Operating Leases	13,677,783	1,379,054	2,504,299	2,023,931	7,770,499

Total Contractual Obligations	$26,597,783	$3,079,054	$7,604,299	$8,143,931	7,770,499

Off Balance Sheet Arrangements

        The Company has no off balance sheet arrangements or derivative financial instruments that have or are reasonably likely to have a current or future effect on the results of operations.

Changes in Accounting Policy

        On March 24, 2006, in accordance with a lease provision, the Company gave notice to the lessor of the U.S. Headquarters, located in Lombard, IL, to terminate the lease, effective March 31, 2007. The Company paid $0.8 million for this lease termination option and entered into a new eleven year lease agreement with a different lessor in Lisle, Illinois which is effective February 1, 2007 and ends on January 31, 2018. As part of a lease inducement, the lessor of the Lisle building paid the Company $0.8 million to cover the expenses incurred to terminate the Lombard lease.

        In accordance with EIC-21, "Accounting for Lease Inducements by the Lessee" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities, ' the lease inducement amount was recorded as a "Deferred lease inducement" liability on the balance sheet and will be amortized over the life of the Lisle lease term while the Lombard lease termination option payment was recognized as a one-time expense in the first quarter of fiscal 2006.

Accounting Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, preliminary purchase price allocation in connection with acquisitions, the carrying amount of capital assets, intangibles, goodwill, and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates. These items are unchanged from those discussed in the Company's annual MD&A for the year ended December 31, 2005.

Financial Instruments and Other Instruments

        The Company entered into a credit facility agreement with MCG Capital Corporation ("MCG") in December 2002 as a result of a refinancing of existing debt. The credit facility consisted of a $1.0 million revolving line of credit and a $7.6 million term loan. In connection with the HBS acquisition, in December 2004 the Company refinanced its credit facility by terminating the revolving credit facility, expanding the term loan to $13.6 million and renegotiating its covenants.

        Throughout the term of the credit facility the Company has been in good standing with it covenants and expects to continue to be for the foreseeable future. Along with equity and working capital, the Company views credit as one tool with which to finance potential acquisitions while maintaining a balance, risk-moderated capital structure.

        The Company has not entered into any hedging activities owing to its limited foreign exchange exposure and preference for more conservative investing instruments.

Risk Factors

        This report contains forward-looking statements. Any statements contained herein that are not historical facts may be deemed to be forward-looking statements. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to the ability of the Company to adequately address: the risks associated with acquisitions, the Company's dependence on key customers and key personnel, competition from both existing and new sources, expanding its service offerings, the impact of technological change on its product/service offerings, potential fluctuations in financial results, the sufficiency of its liquidity and capital needs, the indebtedness of the Company, the volatility of its share price, the Company's limited history of profitability, the continued viability of its proprietary technology, its product liability and insurance needs, its reliance on key suppliers if any, continued confidence in e-commerce as an on-line delivery mechanism for information, and the impact of government regulation on the business. The primary risks affecting the Company are substantially unchanged from those discussed in the Company's MD&A for the year ended December 31, 2005.

Disclosure Controls and Procedures:

        Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at March 31, 2006, Belzberg's management, with the participation of the CEO and the CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and concluded that such controls and procedures were effective.

Outlook

        The three-month period ended March 31, 2006 was a record quarter for the Company. It reflects the first 3 months following the introduction of the new Medicare Part D benefits. This Federal program allows for prescription drug coverage for seniors and has translated into a significant increase in the Transaction Processing of the Company. Transaction Processing revenues grew 76.8% from the first quarter in 2005. This growth drives our recurring revenues, which provides the Company with an expanding foundation for the business. The Company continues to believe that the aging demographics, and the increased utilization for prescription drugs will maintain steady growth rates for our Transaction Processing business. The Company continues to invest in our infrastructure which supports this expanding foundation, including $1.3 million in capital expenditures to upgrade our back-up processing capabilities.

        The Company also continued to support its existing license customers by providing Professional Services. These services were targeted at assisting customers with continuous development or expansion for their businesses as well as activities related to Part D integration and preparations. Throughout the remainder of the 2006, we do not expect these Professional Service projects to continue at the same rate as has been experienced over the last 12 months, as our customers have largely absorbed the Part D related projects.

        SXC continues to see increasing support and awareness for our InformedRx offering. Our ability to allow customers to better control their prescription drug plans in a more efficient and transparent manner has continued to drive interest and support for the Company's solutions. With prescription drug spending comprising the fastest growing healthcare cost facing companies, we continue to see strong momentum in this area of our business.

        In the Provider markets, we continue to develop and expand our retail and mail functionality. We expect to continue to progress in our ability to penetrate both independent and mid-sized pharmacies with our comprehensive offering.

        The Company remains well positioned in the marketplace to continue to expand our current offerings in both the Payer and Provider markets. With growth from Part D, we have continued to provide both transaction processing, and well as on-going support for existing and new license customers. With continued focus on cost controls and providing customer focused support, we believe the Company is well positioned to benefit from the growing market dynamics. We believe we remain well positioned to provide healthcare organizations the proper solutions to enable them to reduce the cost and enhance the efficiency associated with the processing of prescription drug claims.

Additional information

        Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Consolidated Balance Sheets

(All amounts are in US dollars)	March 31, 2006 (unaudited)	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents (note 5(a))	$36,853,736	$35,951,932
Accounts receivable	13,550,433	8,649,801
Unbilled revenue	1,243,103	1,001,971
Prepaid expenses	1,117,518	1,191,444
Inventory	423,553	437,674
Future tax asset	806,805	320,000

	53,995,148	47,552,822
Capital assets	4,663,713	3,777,954
Deferred charges	740,674	787,686
Goodwill and other intangible assets	26,427,711	26,825,147
Future tax asset	2,410,000	360,000
Other assets (note 7)	2,000,000	2,000,000

	$90,237,246	$81,303,609

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$7,434,036	$5,598,912
Deferred revenue	3,661,248	3,131,031
Current portion of long-term debt	1,700,000	1,530,000

	12,795,284	10,259,943
Long-term debt	11,075,953	11,572,858
Deferred leasehold inducements (note 6)	757,815	—
Shareholders' equity:
Capital stock	64,129,217	64,047,220
Contributed surplus	2,197,229	1,718,372
Deficit	(718,252)	(6,294,784)

	65,608,194	59,470,808

	$90,237,246	$81,303,609

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

Consolidated Statements of Operations
(Unaudited)

(All amounts are in US dollars)	Three Months ended March 31, 2006	Three Months ended March 31, 2005
Revenue (note 4)	$19,337,153	$10,572,667
Project costs	7,605,479	4,519,916

	11,731,674	6,052,751
Expenses:
Product development costs	2,105,361	2,161,309
Selling, general and administration	3,868,605	2,577,935
Amortization	896,625	775,388
Lease termination (note 6)	757,815	—
Stock-based compensation (note 3)	478,857	138,537

	8,107,263	5,653,169

Income before the undernoted	3,624,411	399,582
Net interest:
Income	(483,801)	(72,106)
Expense	390,478	426,082

	(93,323)	353,976
Income before income taxes	3,717,734	45,606
Income tax expense (recovery):
Current	678,007	30,000
Future	(2,536,805)	—

	(1,858,798)	30,000
Net income	$5,576,532	$15,606

Income per share:
Basic	$0.08	$0.00
Diluted	$0.08	$0.00
Weighted average number of shares used in computing net income per share:
Basic	67,804,330	58,334,867
Diluted	72,148,240	60,441,866

Consolidated Statements of Deficit
(Unaudited)

	Three Months ended March 31, 2006	Three Months ended March 31, 2005
Deficit, beginning of period	$(6,294,784)	$(14,016,920)
Net income	5,576,532	15,606

Deficit, end of period	$(718,252)	$(14,001,314)

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

Consolidated Statements of Cash Flows
(Unaudited)

(All amounts are in US dollars)	Three Months ended March 31, 2006	Three Months ended March 31, 2005
Cash provided by (used in):
Operations:
Net income	$5,576,532	$15,606
Items not involving cash, net of effects from acquisition:
Amortization of capital assets	499,189	396,223
Amortization of intangible assets	397,436	332,500
Amortization of deferred charges	47,012	46,665
Stock-based compensation	478,857	138,537
Future tax asset	(2,536,805)	—
Changes in non-cash operating working capital (note 5(b))	(2,688,376)	(213,711)

Net cash provided by operations	1,773,845	715,820
Financing:
Proceeds from exercise of share-purchase options	81,997	6,160
Repayment of short-term liabilities	—	(18,000,000)
Increase in deferred leasehold inducements	757,815	—
Financing costs related to long-term liabilities	—	50,000
Repayment of long-term liabilities	(326,905)	(12,939)

Net cash provided by (used in) financing	512,907	(17,956,779)
Investing:
Purchase of capital assets	(1,384,948)	(247,572)

Net cash used in investments	(1,384,948)	(247,572)

Increase in cash and cash equivalents	901,804	(17,488,531)
Cash and cash equivalents, beginning of period	35,951,932	29,636,643

Cash and cash equivalents, end of period	$36,853,736	$12,148,112

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

Notes to Consolidated Financial Statements
For the three months ended March 31, 2006

1.     Significant accounting principles:

  The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2005.

  The unaudited interim consolidated financial statements reflect all adjustments consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at March 31, 2006 and the results of operations and deficit and cash flows for the three-month periods ended March 31, 2006 and 2005. The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except for the following:

  (a)
  Deferred leasehold inducements:

    Deferred leasehold inducements represent cash inducements received from the Company's landlord that are amortized against rent expense on a straight-line basis over the term of the related lease.

2.     Outstanding shares:

  As at March 31, 2006, the Company had outstanding common shares of 67,883,331 and 8,563,834 share purchase options outstanding at a weighted average exercise price of Canadian $1.70.

3.     Stock-based compensation:

  During the three month period ended March 31, 2006, the Company granted 1,881,500 stock options at a weighted average exercise price of Canadian $3.50, which vest over a period of three years.

  During the three month period ended March 31, 2006, the Company recorded stock-based compensation expense of $478,857 (2005 — $138,537). The Black-Scholes option pricing model was used to estimate the fair value of the options at grant date based on the following assumptions:

	2006	2005
Volatility	38%	66%
Risk-free interest rate	4.75%	4.00%
Expected life	5 years	5 years
Dividend yield	—	—

4.     Segmented information:

  The Company operates in a single reportable operating segment, which is providing transaction processing solutions to the pharmaceutical benefits industry.

  The Company's operates in two geographic areas as follows:

Three months ended March 31, 2006	Canada	U.S.	Total
Revenue	$315,399	19,021,754	19,337,153
Capital assets	$177,801	4,485,912	4,663,713
Goodwill and other intangible assets	$—	26,427,711	26,427,711
Three months ended March 31, 2006	Canada	U.S.	Total
Revenue	$223,941	10,348,726	10,572,667
Capital assets	$195,264	3,582,690	3,777,954
Goodwill and other intangible assets	$—	26,825,147	26,825,147

  The Company's revenue breaks down into the following components:

	Three months ended March 31, 2006	Three months ended March 31, 2005
Recurring:
Transaction processing	$8,754,170	$4,951,241
Maintenance	3,656,662	3,241,330

Total Recurring	12,410,832	8,192,571
Non-Recurring:
Professional Services	4,372,418	1,277,941
System Sales	2,553,903	1,102,155

Total Non-Recurring	6,926,321	2,380,096

Total Revenue	$19,337,153	$10,572,667

  During the three month periods ended March 31, 2006 and 2005, no one customer accounted for more than 10% of total revenue.

  At March 31, 2006, one customer accounted for 10% of the total accounts receivable balance, while at December 31, 2005, no one customer accounted for more than 10% of the total accounts receivable balance.

5.     Supplemental cash flow information:

  (a)
  The components of cash and cash equivalents are as follows:

	March 31, 2006	December 31, 2005
Cash on deposit	$2,379,298	$7,678,392
Short-term investments:
U.S. money market funds	4,658,218	3,509,513
Commercial paper	29,786,254	24,733,932
Canadian dollar deposits (Cdn. 35,000 at $1.1680; December 31, 2005 — Cdn. $35,000 at 1.1630)	$29,966	30,095

	$36,853,736	$35,951,932

  (b)
  Change in non-cash operating working capital:

	Three months ended March 31, 2006	Three months ended March 31, 2005
Accounts receivable	$(4,900,632)	$863,974
Unbuilt revenue	(241,132)	—
Inventories	14,121	(132,297)
Prepaid expenses	73,926	(36,470)
Accounts payable & accrued liabilities	1,835,124	(418,701)
Deferred revenue	530,217	(490,217)

	$(2,688,376)	$(213,711)

  (c)
  Supplemental cash flow information

	Three months ended March 31, 2006	Three months ended March 31, 2005
Interest received	$483,801	$72,106
Interest paid	390,478	$426,082

6.     Deferred leasehold inducement:

  On March 24, 2006, the Company entered into a new operating lease agreement for new office space in Lisle, IL. The lease is effective February 1, 2007 with a term of 11 years. The minimum payments under the lease agreement are as follows:

2007	$829,127
2008	934,653
2009	967,544
2010	1,000,435
2011	1,033,326
Thereafter	6,993,448

$11,758,533

  As part of the agreement, the Company received certain leasehold inducements including a cash inducement of $757,815, which will be recognized over the term of the lease as a reduction of rent expense.

  Coterminous with this new lease agreement, the Company gave notice to the lessor of the U.S. Headquarters, located in Lombard, IL, to terminate the lease effective March 31, 2007. The Company paid $757,815 for this lease termination option which was expensed in the period.

7.     Other assets:

  On December 17, 2004, the Company, through a wholly owned subsidiary, acquired all of the outstanding shares of Health Business Systems ("HBS"), based in Warminster, Pennsylvania, which provides retail pharmacy management systems and workflow technology.

  Under the terms of the HBS Stock Purchase Agreement, on June 1, 2005 the Company paid $2,000,000 to an interest-bearing escrow account which will be paid to the former HBS shareholders on December 31, 2006, subject to specified earn-out targets being met. The $2,000,000 contingent consideration has been recorded as a long-term asset and will be recorded as additional purchase price consideration when the contingency is resolved.

Systems Xcellence, Inc.
555 Industrial Drive
Milton, Ontario L9T 5E1
T (905) 876-4741
F (905) 878-8869
Toll Free 1-800-622-3111

Investor Contacts:

Jeff Park
Chief Financial Officer
investors@sxc.com
www.sxc.com

Dave Mason
The Equicom Group, Inc.
dmason@equicomgroup.com
www.equicomgroup.com
F (905) 878-8869
T (416) 815-0700 x237